Exhibit 21.1

Subsidiaries of Registrant

Property Name	State Organization
Lightstone Value Plus REIT II, LP	Delaware
LVP Metairie, LLC	Delaware
LVP Metairie Holding Corp.	Delaware
LVP Metairie JV, LLC	Delaware
LVP CP Boston, LLC	Delaware
LVP CP Boston Holding Corp.	Delaware
LVP CP Boston Holdings, LLC	Delaware
LVP East Rutherford LLC	Delaware
LVP East Rutherford Holding Corp.	Delaware